EXHIBIT 12.1

FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2003	2002	2003	2002	2001	2000	1999

Earnings:
Income before income taxes	$342	$650	$1,338	$1,160	$927	$1,138	$1,061
Add back:
Interest expense, net of capitalized interest	55	62	125	143	155	121	111
Amortization of debt issuance costs	2	2	4	4	2	1	9
Portion of rent expense representative of interest factor	345	360	713	710	667	625	571

Earnings as adjusted	$744	$1,074	$2,180	$2,017	$1,751	$1,885	$1,752

Fixed Charges:
Interest expense, net of capitalized interest	$55	$62	$125	$143	$155	$121	$111
Capitalized interest	5	10	16	27	27	35	39
Amortization of debt issuance costs	2	2	4	4	2	1	9
Portion of rent expense representative of interest factor	345	360	713	710	667	625	571

	$407	$434	$858	$884	$851	$782	$730

Ratio of Earnings to Fixed Charges	1.8	2.5	2.5	2.3	2.1	2.4	2.4